

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Via E-mail
Russell M. Gifford
Executive Vice President and Chief Financial Officer
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813-2833

> Re: **Barnwell Industries, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed December 18, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 15, 2015**
> **File No. 001-05103**

Dear Mr. Gifford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2014

Contingencies, page 50

1.   Provide a more fulsome explanation of the environmental remediation costs. Among other things, explain when and why these costs were incurred. Address what kind of notice you received on this matter and from what regulatory agency.

Exhibits, page 100

2.   We note your disclosure at pages 46-47 that you have in place a credit facility with Royal Bank of Canada and a non-revolving real estate loan agreement with a Hawaii bank. Please refer to Item 601(b)(10)(i) and file such agreements as exhibits to your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director